UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

__________________________________________________________________________

FORM 12b-25

NOTIFICATION OF LATE FILING
__________________________________________________________________________

(Check one): Form 10-K   Form 20-F   Form 11-K  Form 10-Q   Form N-SAR   Form N-CSR

For Period Ended:  June 30, 2023
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Digital Media Solutions, Inc.
Full Name of Registrant

Former Name if Applicable

4800 140th Avenue N., Suite 101
Address of Principal Executive Office (Street and Number)

Clearwater, Florida 33762
City, State and Zip Code

 PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Digital Media Solutions, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended June 30, 2023 (the "Form 10-Q") within the prescribed time period without unreasonable effort and expense, because management needs additional time to finalize and analyze the disclosure in its Form 10-Q.

The Company has reached an agreement in principle with a substantial majority of the lenders under its senior secured credit facility (“Credit Facility”) to amend certain provisions of that facility, including, among other terms, the total net leverage ratio covenant and the addition of a payment-in-kind option for the next four calendar quarters. The amendment does not contemplate the issuance of any equity or warrants to the Company’s lenders. The Company and the lenders are currently in the process of finalizing the amendment and obtaining the necessary unanimous consent of the lenders to effect the amendment. The process of finalizing the amendment will impact the Company’s disclosures in the Form 10-Q, including with respect to the assessment of the Company’s financial position and liquidity, and as a result the Company is unable to file the Form 10-Q within the prescribed time period without unreasonable effort and expense.

There can be no assurance that such amendment will be completed on a timely basis. However, the Company currently anticipates obtaining such amendment, and filing its Form 10-Q by August 21, 2023, as prescribed in Rule 12b-25 promulgated under the Securities Exchange Act of 1934.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Vanessa Guzmán-Clark	(877)	236 - 8632
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Caution Regarding Forward-Looking Statements
Included within this Notification of Late Filing on Form 12b-25 are certain statements that constitute forward-looking statements made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, including statements pertaining to future compliance with covenants under the Company’s Credit Facility, the ability of the Company to obtain an amendment and/or waiver of certain covenants contained in the Credit Facility, the possibility that the Company may have substantial doubt to meet its obligations within one year, and potential impact on the Company’s business, financial condition, liquidity and operations. The forward-looking statements in this Notification of Late Filing on Form 12b-25 are not historical facts, do not constitute guarantees of future performance and are based on numerous assumptions which, while believed to be reasonable, may not prove to be accurate. These forward-looking statements include, but are not limited to, the ability of the Company to obtain an amendment and/or waiver of certain covenants contained in the Company’s Credit Facility, future interest rates, the availability of credit under the Company’s Credit Facility and certain assumptions upon which such forward-looking statements are based. The forward-looking statements in this Notification of Late Filing on Form 12b-25 do not constitute guarantees of future performance and involve a number of factors that could cause actual results to differ materially, including, without limitation, economic conditions, credit market conditions, risks associated with the Company’s business and other risks more fully described in the Company’s most recently filed Quarterly Report on Form 10-Q. The Company assumes no obligation to update any forward-looking information contained in this Notification of Late Filing on Form 12b-25 or with respect to the announcements described herein.

 Digital Media Solutions, Inc.
 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 14, 2023	By:	/s/ Vanessa Guzmán-Clark
	Name:	Vanessa Guzmán-Clark
	Title:	Interim Chief Financial Officer (Principal Financial and Accounting Officer)